Exhibit 4.1

DESCRIPTION OF COMPANY MEMBERSHIP INTEREST (“UNITS”)

Fast Act Exhibit 4(vi) “Description of registrant’s securities”

Summary

The following description summarizes certain important terms of ATEL 15, LLC’s (the “Company”) membership interests (the “Units”). This description summarizes the provisions that are included in the Company’s Amended and Restated Limited Liability Company Operating Agreement (the “Operating Agreement”). This summary will not provide all the information relevant to the Units. For a complete description of the Units, please refer to the applicable provisions of Company’s Operating Agreement and relevant California governing law.

Outstanding Units

6,542,557 Units have been subscribed by the members of the Company as of December 31, 2022.

General

Liquidity. The Units were offered and sold pursuant to registration under the Securities Act of 1933, and subsequently registered under the Securities Exchange Act of 1934.  However, the Units are subject to significant restriction on transferability in order to preserve the tax characterization of the Company and tax consequences for Unit holders.  Accordingly, the Units are not traded on any securities exchange and have limited liquidity.  Please review the rights of Unit holders for transfer of shares under the Operating Agreement.

Voting Rights. The holders of Units are entitled to one vote per share on any matter to be voted upon by holders of Units in the Company’s Operating Agreement. Certain rights may only be exercised upon receiving at least a majority of the votes entitled to be cast by Unit holders

Distributions. The holders of Units are entitled to distributions on a pro rata basis, if, as, and when distributed by the Manager.

Other Rights. No holder of Units has any priority or preemptive right as to the Units.

Dissolution and Winding Up. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Unit holders are entitled to share ratably in all assets remaining after payment of creditors.

Transfer Agent and Registrar. The transfer agent and registrar of the Units is Conduent Inc.